
Tractebel Energia
suez

03 JUL 24 AM 7:21

Florianópolis, July 16th, 2003.

CE DF-0028/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA


03024767

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82.4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the minutes of the 51st (Fifty First) Board of Directors Meeting of Tractebel Energia S.A.. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

cc.: Glorinete Laurentino
The Bank of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001


Tractebel Energia
SUEZ

Florianópolis, July 16th, 2003.

CE DF-0028/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82.4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the minutes of the 51st (Fifty First) Board of Directors Meeting of Tractebel Energia S.A.. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001



CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 51st (FIFTY FIRST) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On July 11th, 2003, at 14:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina State, members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: Counselors Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the majority of its total members. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Beginning the meeting, the President put in discussion the subjects of **Agenda**, included in the CA-004/2003 convocation, from July 3rd, 2003, which were the following: **Item 1:** Credit of Interest on Own Capital; **Item 2.** Issuing of guarantee for Lages Bioenergética Ltda.; **Item 3.** Quotas pledging of Lages Bioenergética Ltda.; **Item 4.** Company's aval for Lages Bioenergética Ltda. financing; **Item 5.** Ratifying the "Compromise Term" settlement established on February 20th, 2003 among Tactebel Energia, Companhia Siderúrgica Nacional, CSN Energia S.A., Companhia de Cimento Itambé and Itambé Energética S.A.; **Item 6.** Ratifying the "Additive Term to the Electric Energy Sale and Purchase Contract", established on February 20th, 2003, between Tractebel Energia and Itá Energética S.A.; **Item 7.** Ratifying the "Agreement for Group Constitution and Other Adjustments" settlement, established on June 26th, 2003, among Tractebel Energia, Companhia Siderúrgica Nacional, CSN Energia S.A., Companhia de Cimento Itambé, Itambé Energética S.A. and Itá Energética S.A.; **Item 8.** Ratifying the "Second Additive Term to the Electric Energy Sale and Purchase Contract" settlement, established on June 26th, 2003, among Tractebel Energia and Itá Energética S.A.; **Item 9.** Ratifying the "Payment and Quittance Term", settlement, established on June 26th, 2003, among Tractebel Energia and Itá Energética S.A.; **Item 10.** General Matters. After discussion of the matters, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS: Item 1.** Approved, **by unanimity**, the credit of interest on own capital of R$ 144,000,000.00 (one hundred forty four million Reais), according to the conditions established in the DD-190-0001, of 09/07/2003, that makes part of this deliberation; **Item 2.** Approved, **by unanimity,** issuing of guarantee from Tractebel Energia to Lages Bioenergética Ltda., on the amount and to the ends constant in the DD-190-0003, of 09/07/2003, that makes part of this deliberation; **Item 3.** Approved, **by unanimity,** quotas pledging of Lages Bioenergética Ltda., on the amount mentioned in the DD-190-0002, of 09/07/2003, that makes part of this deliberation; **Item 4.** Approved, **by unanimity**, the concession of Company's aval for financing Lages Bioenergética Ltda., for the objective and at the amount constant in the DD-189-0001, of 01/07/2003, which is integrating this deliberation; **Item 5.** Ratified, **by unanimity,** the celebration of "Compromise Term", settled on February 20th, 2003 among Tractebel Energia, Companhia Siderúrgica Nacional, CSN Energia S.A., Companhia de Cimento Itambé and Itambé Energética S.A., for making feasible the debt quittance of Itá Energética S.A. deccurring from the partial financial liquidation of its operation at Energy Wholesale Market – MAE in the period of September 2000 to September 2002; **Item 6.** Ratified, **by unanimity,** the celebration of "Additive



Term to the Electric Energy Purchase and Sale Contract", settled on February 20th, 2003 between the Company and Itá Energética S.A., referring to the acquisition, by the Company, of 167,1867 MW-average from Itá Energética S.A., and the "Additive Term to the Electric Energy Purchase and Sale Contract", settled on February 20th, 2003 between the Company and Itá Energética S.A., referring to the acquisition, by the Company, of 61,193 MW-average from Itá Energética S.A.; **Item 7.** Ratified, **by unanimity,** the celebration of "Accord for Group Constitution and Other Agreement", firmed on June 26th, 2003 among the Company, Companhia Siderúrgica Nacional, CSN Energia S.A., Companhia de Cimento Itambé, Itambé Energética S.A. and Itá Energética S.A., for agents group constitution for the purpose of financial liquidation of operations balance at Energy Wholesale Market – MAE in the period of September 2000 to September 2002; **Item 8.** Ratified, **by unanimity,** the celebration of "Second Additive Term to the Electric Energy Purchase and Sale Contract", settled on June 26th, 2003 between the Company and Itá Energética S.A., referring to the acquisition, by the Company, of 167,1867 MW-average from Itá Energética S.A., and the "Second Additive Term to the Electric Energy Purchase and Sale Contract", firmed on June 26th, 2003 between the Company and Itá Energética S.A., referring to the acquisition, by the Company, of 61,193 MW-average from Itá Energética S.A.; **Item 9.** Ratified, **by unanimity,** the celebration of "Payment and Quitation Term", settled on June 26th, 2003 between the Company and Itá Energética S.A., for mutual obligations quitation, of the Company deccurring of mentioned contracts denominated "Second Additive Term to the Electric Energy Purchase and Sale Contract", and of Itá Energética S.A. deccurring from "Accord for Group Constitution and Other Agreement". Put the words to the disposition of the present Counselors, there was no manifestation, which lead the President to end the meeting work, asking to be drawn up the present Minutes by me, Secretary, which after being read and though accordingly, was signed by the present members of Board of Directors, including the Chairman. Florianópolis/SC, July 11th, 2003.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary



Tractebel Energia S.A.

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC

STOCK COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to Shareholders and to the market in general that the Board of Directors of Tractebel Energia S.A., in a meeting held on 07.11.2003, using the competence that confers the Bylaws of the Company, approved the interests credit over the own capital, related from January to June 2003, according to the 9th article of Law no. 9.249/95 and Deliberation no. 207/96 from Federal Securities Commission - CVM.

I – Amount of interests credit over the own capital

The gross amount of interests over the own capital will be R$ 144,000,000.00 (one hundred, forty four million of reais), corresponding to R$ 0.2580724924 per lot of one thousand A Class Preferred shares, R$ 0.2206034612 per lot of one thousand B Class Preferred shares and R$ 0.2206034612 per lot of one thousand Ordinary shares.

II –Credit date

The credit of interests over the own capital, on Company´s accounting registers, will take place on 07.31.2003, based on the shareholders status from 07.28.2003.

III – Shares negotiation

The Company´s shares will be negotiated *ex*-interests over the own capital from 07.29.2003.

IV – Withholding Income Tax

Interest on own capital amounts will be subject to 15% rate withholding income tax, except for shareholders confirmed immune or exempt. In relation to Shareholders resident or domiciled in country that does not tribute income or tributes it using a maxima rate below 20%, as referred on the 24th article of Law no. 9,430, 12.27.1996, the withholding income tax rate will be 25%.

V- Immunity or exemption confirmed

Shareholders immune or exempted of income tax shall present prove of immunity or exemption until 07.23.2003, at Company's Headquarters, located at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, A/C of Departamento de Contabilidade – DCO, on the terms of current tax law.

VI – Interest imputation to dividends

Interest on own capital, net of withholding income tax, will be imput to obliged dividends as the 202nd article of Law no. 6,404/76.

VII – Payment of Interest on Own Capital

Interest on own capital will be paid to Shareholders, based on registered data existent at Banco Itaú S. A., in date to be formerly defined by Board of Directors and noticed through Announcement to Shareholders.

Florianópolis, July 11th, 2003.
Marc Verstraete
Financial and Investors Relationship Director